Lightspeed to Participate in Upcoming Investor Conference
MONTREAL, September 20, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced its participation in the 21st Annual CIBC Eastern Institutional Investor Conference. Details for the event are as follows:

21st ANNUAL CIBC EASTERN INSTITUTIONAL INVESTOR CONFERENCE

Date: Thursday, September 22, 2022
Time: 1:30 pm ET
Location: Montreal

CIBC hosted events are intended for prospective and existing CIBC clients only. To listen to the live event, please contact your CIBC representative.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: Linkedin, Facebook, Instagram, YouTube, and Twitter

Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com

SOURCE Lightspeed Commerce Inc.